Exhibit 12.01

XCEL ENERGY INC.

STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES

(thousands of dollars)

	Year ended Dec. 31,
	2006 (As restated)	2005 (As restated)	2004 (As restated)	2003 (As restated)	2002 (As restated)
Earnings as defined:
Pretax income from continuing operations	$750,092	$672,577	$684,199	$693,516	$793,701
Add: Fixed charges	622,554	593,707	579,447	586,392	547,357
Deduct: Undistributed equity in earnings (loss) of unconsolidated affiliates	2,775	712	3,342	4,833	(2,644)
Earnings as defined	1,369,871	1,265,572	1,260,304	1,275,075	1,343,702
Fixed charges:
Interest charges	622,554	593,707	579,447	563,661	509,013
Distributions on redeemable preferred securities of subsidiary trust	—	—	—	22,731	38,344
Total fixed charges	622,554	593,707	579,447	586,392	547,357
Ratio of earnings to fixed charges	2.2	2.1	2.2	2.2	2.5